Exhibit 12.2

TANGER PROPERTIES LIMITED PARTNERSHIP AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests (1) (2) (3)	$193,457	$210,684	$69,099	$102,281	$59,771
Add:
Distributed income of unconsolidated joint ventures	13,662	12,137	9,586	5,853	1,005
Amortization of capitalized interest	675	635	517	513	509
Interest expense	60,669	54,188	57,931	51,616	49,814
Portion of rent expense - interest factor	2,299	2,261	2,119	2,078	1,908
Total earnings	270,762	279,905	139,252	162,341	113,007

Fixed charges:
Interest expense	60,669	54,188	57,931	51,616	49,814
Capitalized interest and capitalized amortization of debt issue costs	2,382	3,791	5,318	1,628	1,233
Portion of rent expense - interest factor	2,299	2,261	2,119	2,078	1,908
Total fixed charges	$65,350	$60,240	$65,368	$55,322	$52,955

Ratio of earnings to fixed charges	4.1	4.6	2.1	2.9	2.1

Earnings:
Income before equity in earnings of unconsolidated joint ventures (1) (2) (3)	$193,457	$210,684	$69,099	$102,281	$59,771
Add:
Distributed income of unconsolidated joint ventures	13,662	12,137	9,586	5,853	1,005
Amortization of capitalized interest	675	635	517	513	509
Interest expense	60,669	54,188	57,931	51,616	49,814
Portion of rent expense - interest factor	2,299	2,261	2,119	2,078	1,908
Total earnings	270,762	279,905	139,252	162,341	113,007

Fixed charges and preferred unit distributions:
Interest expense	60,669	54,188	57,931	51,616	49,814
Capitalized interest and capitalized amortization of debt issue costs	2,382	3,791	5,318	1,628	1,233
Portion of rent expense - interest factor	2,299	2,261	2,119	2,078	1,908

Total combined fixed charges and preferred unit distributions	$65,350	$60,240	$65,368	$55,322	$52,955

Ratio of earnings to combined fixed charges and preferred unit distributions	4.1	4.6	2.1	2.9	2.1

(1)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended December 31, 2016, includes a gain on previously held interest in acquired joint ventures of $93.5 million associated with the acquisition of our Savannah and Westgate joint ventures, a $4.9 million gain on the sale of our outlet center in Fort Myers, Florida located near Sanibel Island, and $1.4 million gain on the sale an outparcel at our outlet center in Myrtle Beach, South Carolina located on Highway 5016.

(2)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended December 31, 2015, includes a gain of approximately $120.4 million on the sale of our equity interest in the Wisconsin Dells joint venture and on the sale of our Kittery I & II, Tuscola, West Branch and Barstow outlet centers.

(3)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended December 31, 2014 includes a $7.5 million gain on the sale of our Lincoln City outlet center and a $13.1 million loss on early extinguishment of debt related to the early redemption of senior notes due November 2015.

(4)
Income before equity in earnings of unconsolidated joint ventures and noncontrolling interests for the period ended December 31, 2013, includes a $26.0 million gain on a previously held interest in an acquired joint venture.